UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Telecommunication Systems, Inc.
(Name of Issuer)


Common Stock par value $0.001 per share
 (Title of Class Securities)

693315103 (CUSIP Number)


J. Carlo Cannell
Cannell Capital LLC
P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001
(307) 733-2284
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 8, 2014
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


CUSIP No. 693315103

1.	Name of Reporting Persons.
   	I.R.S. Identification Nos. of above persons (entities only).

	J. Carlo Cannell


2. 	Check the Appropriate Box if a Member of a Group (See Instructions)

  	(a)
	(b)

3.	SEC Use Only

4. 	Source of Funds (See Instructions) WC/OO

5. 	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)

6. 	Citizenship or Place of Organization     USA

7.	Sole Voting Power        3,426,927*

8.	Shared Voting Power      0

9.	Sole Dispositive Power   3,426,927*

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
        3,426,927*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)       6.3%*

14.	Type of Reporting Person (See Instructions)

IN


* Based on information set forth on the Form 10-Q of Telecommunication Systems, Inc. (the "Company") as filed with the Securities and Exchange Commission on March 3, 2014, there were 54,595,507 shares of Common Stock par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of February 21, 2014.


As of April 8, 2014 (the "Reporting Date"), the Cuttyhunk II Fund ("Cuttyhunk"), the Tristan Partners, L.P. ("Tristan"), the Tristan Offshore Fund Ltd.
("Tristan Offshore"),Tonga Partners, L.P. ("Tonga"), and sundry separately managed accounts, over which J. Carlo Cannell has investment discretion (("Cannell SMAs") and collectively with Cuttyhunk, Tonga,Tristan and Tristan Offshore, the "Investment Vehicles"), held in the aggregate 3,426,927 shares.

Cannell Capital LLC acts as the investment adviser to Tonga, Tristan, Tristan Offshore,the Cannell SMAs, and the investor sub-advisor for Cuttyhunk. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC.
The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.



Item 1.  Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.001 per share (the "Shares"), of Telecommunication Systems, Inc. (the "Company"), a Washington corporation.
The address of the principal executive offices of the Company is 275 West Street, Annapolis, MD 21401.

Item 2.  Identity and Background

a) The name of the Reporting Person is J. Carlo Cannell (the "Reporting
Person").

The Reporting Person is the sole managing member of Cannell Capital LLC, an investment sub-advisor for the Cuttyhunk II Fund and investment adviser to various separately managed accounts ("Cannell SMAs") and the following entities (each an "Investment Vehicle" and collectively with the Cannell SMAs and the Cuttyhunk II Fund, the "Investment Vehicles"):

     Tonga Partners, L.P.
     Tristan Partners, L.P.
     Tristan Offshore Fund, Ltd.

Set forth in the attached Annex A and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the "Covered Persons"), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b) The principal business address of the Reporting Person is:

   P.O. Box 3459
   150 East Hansen Avenue
   Jackson, WY 83001.

c) The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.

d) Neither the Reporting Person, nor to the best of its knowledge, any of the Covered Persons, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Neither the Reporting Person, nor to the best of its knowledge, any Covered Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f) The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

   The Cuttyhunk II Fund:  $1,091,317
   Tonga Partners, L.P.:  $2,453,178
   Tristan Partners, L.P.:   $1,715,238
   Tristan Offshore Fund, Ltd.:   $600,608
   Cannell Separately Managed Accounts:   $1,460,756

  The Investment Vehicles have invested an aggregate amount of approximately
   $7,321,097.94  in the Shares.

Item 4.  Purpose of Transaction

Mr. Cannell, on behalf of the Funds, identified the Company as an entity satisfying each Fund's investment criteria. The Funds acquired and continue to hold the Shares as a long-term investment.

Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

It has been 77 days since Cannell Capital's was delivered January 21 letter to Thomas M. Brandt, the Issuer's CFO. Cannell Capital is disappointed that no reply has been forthcoming. Accordingly, Cannell Capital LLC plans to form a group, the Concerned Shareholders of TSYS. Mr. Cannell will be finalizing the details of this group over the next few weeks. Should this lead to a "group" as promulgated by Rule 13d-5 of the Securities Exchange Act of 1934, an amendment to this Schedule 13D shall be duly filed to reflect such.

In addition to the actions set forth above, Mr. Cannell may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q as filed with the Securities and Exchange Commission on March 4,2014, there were 54,595,507 Shares issued and outstanding as of February 21,2014.

As of April 6, 2014 (the "Reporting Date"), the Investment Vehicles owned 3,426,927 Shares. The Adviser acts as the investment sub-adviser to Cuttyhunk, an investment advisor to Tristan Offshore, and is the general partner of and investment adviser to Tonga and Tristan

(a) As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell may be deemed to beneficially own 3,426,927 Shares, or approximately 6.3% of the Shares deemed issued and outstanding as of the Reporting.

(b) Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds.

(c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Cannell or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of Cannell UCTIS, Cuttyhunk, and Tonga.

(Purchases)


(Sales)
Date            Entity          Security          Quantity           Price
02/04/2014     Cuttyhunk         Shares            10,334            $2.20

None.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 7, 2014

J. Carlo Cannell


By:  /s/ J. Carlo Cannell

Annex A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT
VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the "Covered Persons") of the Reporting Person and the Investment Vehicles indicated below:

J. Carlo Cannell

Name:                                           J. Carlo Cannell
Title or Relationship with Reporting Person:    Self
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Wyoming, United States
Principal Place of Business:                    (1)

Cannell Capital LLC

Name:                                           J. Carlo Cannell
Title or Relationship with Reporting Person:    Managing Member
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Wyoming, United States
Principal Place of Business:                    (1)

Tonga Partners, L.P.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser and
                                                General Partner
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Delaware, United States
Principal Place of Business:                    (1)

the Cuttyhunk II Fund

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Sub-adviser
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Delaware, United States
Principal Place of Business:                    (1)

Tristan Partners, L.P.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser and
                                                General Partner
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Delaware, United States
Principal Place of Business:                    (1)

Tristan Offshore Fund, Ltd.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Cayman Islands
Principal Place of Business:                    (2)


(1) The address of the principal place of business of J. Carlo Cannell, and Tristan Partners, L.P., is P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001, United States.

(2) The address of the principal place of business of the Tristan Offshore Fund, Ltd. is One Capital Place, 3rd Floor, GT Grand Cayman, KY1-11003, Cayman Islands.

Annex B

Agreement Regarding the Joint Filing of Schedule 13D

The undersigned hereby agree as follows:

1) Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf each of them; and

2) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


04/09/2014
____________________________
Date



/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell
____________________________
Name/Title




CANNELL CAPITAL LLC

/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell, Managing Member
____________________________
Name/Title